Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

November 16, 2022

Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549

Re:	Versus Systems, Inc. (the “Company”)

Registration Statement on Form F-1 (File No. 333-267896)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Roth Capital Partners, LLC, as the representative of the underwriters, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 5:00 p.m. (Eastern time) on Thursday, November 17, 2022, or as soon thereafter as practicable.

In making this request the undersigned acknowledges that it is aware of its obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

[Signature Page Follows]

Very truly yours,

ROTH CAPITAL PARTNERS, LLC,

As the Representative of the Underwriters

By: /s/ Aaron M. Gurewitz

Name: Aaron M. Gurewitz

Title:   Head of Equity Capital Markets